

July 13, 2009

Mail Stop 4631

Richard J. Dugas, Jr.
President and Chief Executive Officer
Pulte Homes, Inc.
100 Bloomfield Hill Parkway, Suite 300
Bloomfield Hills, MI 48304

> **RE: Pulte Homes, Inc.**
> **Registration Statement on Form S-4 Amendment No.2**
> **Filed on July 2, 2009**
> **File No.: 333-158974**
>
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on February 26, 2009**
> **File No.: 001-09804**

Dear Mr. Dugas:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

Summary, page 1

Material United States Federal Income Tax Consequences, page 8

    1. We note your response and the revised tax opinions in response to comment 2 of our letter dated June 25, 2009. Since each counsel is providing a long form opinion, counsel may not make the opinion subject to the "assumptions and qualifications" or the "qualifications and limitations" set forth in the "Material United States Federal Income Tax Consequences" discussion of the joint

proxy statement/prospectus. Please have each counsel remove such qualifying language from each respective opinion.

The Merger, page 37

Background of the Merger, page 37

2. We note your revised disclosure on page 38 in response to comment 6 of our letter dated June 25, 2009. Please elaborate on the reasons why the Centex board concluded that a "recapitalization would have been difficult to successfully complete given then-current market conditions."

3. We note your revised disclosure in response to comment 7 of our letter dated June 25, 2009. Please provide more detail on how the change in the homebuilding industry's market conditions since 2005 and the change in Centex's financial position influenced Pulte's determination that a combination with Centex in April 2009 would provide Pulte stockholders with the best possible value.

Recommendation of the Pulte Board of Directors and Its Reasons for the Merger, page 45

4. We note your response to comment 8 of our letter dated June 25, 2009. Please include a summary of your response in the filing. Also, expand the disclosure relating to the reasons why a "significant increase in the amount of land inventory" is viewed positively, considering the incurrence of impairment charges as well as the emerging trend among homebuilders to become "asset-light." We note "Centex Corporation Q4 2009 Earnings Conference Call – Final Transcript" filed as 425 Communication on May 18, 2009.

The Merger Agreement, page 73

5. We note the statement in the second sentence of the second paragraph. Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. We also note the statements in the third paragraph, which appear to create uncertainty about the reliability of information contained in a document that the Commission has required you to file as an exhibit to your registration statement. As we stated in comment 18 of our letter dated June 25, 2009, you are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required in order to make the statements included in the proxy statement/prospectus not misleading. Please revise the disclosure to provide a clear statement of the

parties' disclosure responsibilities with regard to material contradictory information.

<u>Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008</u>

<u>Item 8. Financial Statements and Supplemental Data, page 42</u>
<u>Consolidated Statement of Operations, page 43</u>

6. We note your response to comment 27 of our letter dated June 25, 2009. Please also provide separate line items for costs of revenues related to Financial Services and Other.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or the undersigned, at (202) 551-3397 with any other questions.

Sincerely,

Jay E. Ingram
Legal Branch Chief

cc: Thomas A. Cole
Dennis V. Osimitz
Robert L. Verigan
Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
via facsimile at (312) 853-7036

Daniel Neff
Gregory E. Ostling
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
via facsimile at (212) 403-2218